Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No.: 001-40048

The following is an excerpt from a presentation given by Innovid, Inc. Chief Executive Officer Zvika Netter to potential investors on August 15, 2021.  The excerpt includes only the certain portion of the presentation delivered by Mr. Netter.

AUG 15, 2021

AGENDA CTV What is it? CTV Why is it Growing so fast ? CTV What s Next ? CTV Which Public Stocks ?

- REED HASTINGS, Netflix

T V I S Y O U T U B E S B I GG E S T O PP O R T U N I T Y , AND OUR FASTEST GROWING VIEWING DEVICE. - NEAL MOHAN, Google

Broadcast TV delivered over the Air for 80 years 3 6

3 7 Broadcast TV delivered over the Air/Cable/Sat

Connected TV delivered over the Internet 3 7

Connected TV delivered by Innovid Personalized, Engaging & Measured Engaging Personalized M eas u r e a b le 3 8

C T V Source: Dentsu, eMarketer Note: $200bn estimate includes 2021 traditional TV ad spend of $169bn and assumes 2021 global CTV ad spend is ~2x US ad spend of $13bn 15

A Global ~$200 Billion Market In Transition T oday Explosive adoption of streaming devices and platforms by consumers Ad - supported CTV content is the fastest growing type of media Advertisers shifting dollars from Linear TV to CTV to engage these growing audiences TV Advertising Spend M i d - T e r m Long Term $ 2 0 5 CT V Linear TV CTV Ad Spend Growth: 20% - 65% CAGR

CTV Ad - Delivery 36 CTV Addressable and Interactivity Advanced M e as u r e m e n t Innovid CTV - The Future of TV Advertising is NOW

INNOVID Provides Critical CTV Infrastructure for TV Advertisers Ad Delivery Inf r a s t r u ct ure D S P SSP P u b l i s h e rs D e v i c e s Programmatic D irect b u y Cr ea t i ve D e li v e r y Measurement TV ADVERTISER CT V 39

A Once in a Generation Opportunity Multiple compounding industry dynamics driving a massive market shift $200+ Billion of Global Linear TV Ad Dollars Moving to CTV 1 Advertisers Consolidating Tech Vendors Globally Strategic Shift to Independent Tech Platforms

The Rise of Independent CTV Platforms Stocks to watch S S P Ad Delivery I n f r a s t ru ct u r e DEVICES PUBLISHERS D S P CTV I N D E P E N D E NT S Tech + Media T e ch on l y Tech + Media Tech + Media T e ch + M e d i a

49

Connected TV

Introduction for Public Investors

AUG 15, 2021

INNOVID

AGENDA

- **CTV – What is it?**
- **CTV – Why is it Growing so fast ?**
- **CTV – What’s Next ?**
- **CTV – Which Public Stocks ?**

*"WE ARE ABOUT TO ENCOUNTER THE **BIGGEST CHANGE IN TV** EXPERIENCE SINCE THE INTRODUCTION OF COLOR."*

- REED HASTINGS, Netflix



INNOVID



"TV IS **YOUTUBE**'S BIGGEST OPPORTUNITY, AND OUR FASTEST GROWING VIEWING DEVICE."

- NEAL MOHAN, Google

INNOVID

Broadcast TV delivered over the Air for 80 years



Broadcast TV delivered over the Air/Cable/Sat



Connected TV delivered over the Internet


IP

Connected TV delivered by Innovid

Personalized, Engaging & Measured


Limited time deal
Buy One, Get One for $1
$1 Any Size Soft Drink
INNOVID

Engaging

Personalized

Measureable


tv
amazon
SWITCH
Roku

INNOVID


hulu
Sports


Roku TV
12:40 pm
Options
Home
My Feed
Movie Store
TV Store
News
Search
Streaming Channels
Settings
CABLE TV
GAME CONSOLE
BLU-RAY PLAYER
NETFLIX
HBO NOW
NBC
hulu


Home
Your Videos
Movies
TV Shows
Apps
Settings
THE BIG BANG THEORY
ON NOW
Empire
YOUR APPS & GAMES
NETFLIX
HBO NOW
sling
Spotify
hulu

SAMSUNG
TIZEN

Roku TV

amazon fireTV

INNOVID


sling
Guide


Favorite Shows
The Tonight Show ...


Empire
The Originals
The Americans
Once Upon a Time
Second Round
Your World With Neil Cavuto
MSNBC Live With Steve Kornacki
Closing Bell


DIRECTV NOW
Home
Shows
Movies
Networks
Guide
Search
Trending on Social
insecure
ballers
Buy it, Sell it, Fix it


philo
LIVE NOW


Entertainment
Networks
A&E
abc
[adult swim]
bravo
CBS
chiller


CBS ALL ACCESS
DISCOVER
NOW STREAMING
MOVIES


fubo SPORTS
ASTROS VS. YANKEES
FS1
LIVE & UPCOMING


sling TELEVISION
PlayStation Vue
TV
DIRECTV NOW
philo
hulu
CBS ALL ACCESS
fuboTV

INNOVID


$200 BILLION
of TV ad spend shifting to Connected TV (CTV)
Linear TV
$15-20 Billion
Spent on CTV Today
CTV
hulu
fuboTV
peacock
VIZIO
fire tv
YouTube
chromecast
LG
PlayStation
Roku
PLUTO TV
Roku channel
SAMSUNG
XBOX
tv
SONY
tubitv

Source: Dentsu, eMarketer
Note: $200bn estimate includes 2021 traditional TV ad spend of $169bn and assumes 2021 global CTV ad spend is ~2x US ad spend of $13bn

INNOVID

A Global ~$200 Billion Market In Transition

- Explosive adoption of streaming devices and platforms by consumers
- Ad-supported CTV content is the fastest growing type of media
- Advertisers shifting dollars from Linear TV to CTV to engage these growing audiences

(market size in $ billions)



TV Advertising Spend
Today
Mid-Term
Long Term
$20
CTV Ad Spend Growth: 20% - 65% CAGR
Linear TV
CTV

INNOVID

INNOVID

The **FUTURE** of
TV Advertising is
NOW

Innovid CTV - The Future of TV Advertising is NOW



BBQ BASH



CTV Ad-Delivery

CTV Addressable and Interactivity

Advanced Measurement

INNOVID Provides Critical CTV Infrastructure for TV Advertisers



TV ADVERTISER
INNOVID
Ad Delivery Infrastructure
Creative
Delivery
Measurement
DSP
SSP
Publishers
Devices
theTradeDesk
Display & Video 360
Programmatic
Magnite
DoubleClick for Publishers
Direct buy
hulu
YouTube
PLUTO TV
tubitv
peacock
Roku Channel
Roku
chromecast
fire tv
tv
VIZIO
XBOX
PlayStation
CTV

INNOVID


BLUESTREAK
SPORTS
MEN'S
Ever-Dry™
Running Tee
$34.99
SHOP NOW
Visit our Chicago Store
BLUESTREAK
SPORTS
WOMEN'S
Ever-Dry™
CrossFit Tank
$26.99
BUY NOW
Visit our Chicago Store
BLUESTREAK
SPORTS
WOMEN'S
Ever-Strech™
Yoga Tank
$29.95
BUY NOW
Visit our Los Angeles Store

Flexibility is essential for staying relevant


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万达WANDA
万达WANDA

A Once in a Generation Opportunity

Multiple compounding industry dynamics driving a **massive market shift**


$200+ Billion of Global Linear TV Ad Dollars Moving to CTV[1]
X
Advertisers Consolidating Tech Vendors Globally
X
Strategic Shift to Independent Tech Platforms

INNOVID

The Rise of Independent CTV Platforms
Stocks to watch


Google
DoubleClick by Google
Display & Video 360
DoubleClick for Publishers
Admeld
YouTube
chromecast
Ad Delivery Infrastructure
DSP
SSP
PUBLISHERS
DEVICES
CTV INDEPENDENTS
INNOVID
theTradeDesk
Magnite
hulu
Roku
Tech only
Tech + Media
Tech + Media
Tech + Media
Tech + Media

INNOVID

Roku

Impressive top-line growth

A clear indication of the huge demand for what Roku has to offer is found in the company's sales trends. Since going public in September 2017, revenue growth has absolutely soared.



Roku Inc Revenue (Quarterly)
645.12M
600.00M
400.00M
200.00M
0.00
2017
2018
2019
2020
2021
The Motley Fool
Aug 09 2021, 3:51PM EDT. Powered by YCHARTS

ROKU REVENUE (QUARTERLY) DATA BY YCHARTS

Is Roku the best streaming stock?

During the last 12 months, **Netflix**'s (NASDAQ:NFLX) stock is up just 6%. No, that is not a typo. The market's admiration of Roku and disfavor of Netflix could highlight the fact that the latter may no longer be the best streaming stock to own.



Roku Inc Price % Change
Netflix Inc Price % Change
160.0%
142.3%
80.00%
5.75%
-80.00%
Oct '20
Jan '21
Apr '21
Jul '21
The Motley Fool
Aug 11 2021, 1:57PM EDT. Powered by YCHARTS

ROKU data by YCharts

INNOVID

Roku®

ROKU • NASDAQ

Roku Inc

✓ Following | Share

$357.59 ↑1,247.36% +331.05 MAX

After Hours: $357.30 (↓0.081%) -0.29

Closed: Aug 13, 7:59:30 PM UTC-4 · USD · NASDAQ · Disclaimer

1D 5D 1M 6M YTD 1Y 5Y MAX



500
400
300
200
100
0
2018
2019
2020
2021

Stock | US listed security

PREVIOUS CLOSE	$369.52
DAY RANGE	$356.71 - $370.87
YEAR RANGE	$143.36 - $490.76
MARKET CAP	47.72B USD
VOLUME	4.40M
P/E RATIO	212.39
DIVIDEND YIELD	-
PRIMARY EXCHANGE	NASDAQ

INNOVID

theTradeDesk

TTD • NASDAQ

Trade Desk Inc

Following | Share

$80.91 ↑2,820.94% +78.14 5Y

After Hours: $80.97 (↑0.074%) +0.060

Closed: Aug 13, 7:59:02 PM UTC-4 · USD · NASDAQ · Disclaimer

1D 5D 1M 6M YTD 1Y 5Y MAX



100
80
60
40
20
0
2017
2018
2019
2020
2021

Compare to

Stock | US listed security | US headquartered

PREVIOUS CLOSE	$85.61
DAY RANGE	$80.78 - $85.00
YEAR RANGE	$40.85 - $97.28
MARKET CAP	38.73B USD
VOLUME	5.50M
P/E RATIO	152.51
DIVIDEND YIELD	-
PRIMARY EXCHANGE	NASDAQ

INNOVID

Magnite

MGNI • NASDAQ

Magnite Inc

✓ Following | Share

$29.09 ↑285.81% +21.55 1Y

After Hours: $29.10 (↑0.034%) +0.010

Closed: Aug 13, 7:59:19 PM UTC-4 · USD · NASDAQ · Disclaimer

1D 5D 1M 6M YTD 1Y 5Y MAX



70
60
50
40
30
20
10
0
Sep 2020
Nov 2020
Jan 2021
Mar 2021
May 2021
Jul 2021

Compare to

Stock | US listed security | US headquartered

PREVIOUS CLOSE	$31.38
DAY RANGE	$28.83 - $31.41
YEAR RANGE	$5.57 - $64.39
MARKET CAP	3.82B USD
VOLUME	1.74M
P/E RATIO	283.14
DIVIDEND YIELD	-
PRIMARY EXCHANGE	NASDAQ

INNOVID